EXHIBIT 99.6

Algonquin Power & Utilities Corp. Declares Fourth Quarter 2011 Dividend

OAKVILLE, ON, Nov. 14, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX:AQN) of Oakville, Ontario announced that its Directors have declared a dividend on its shares. The dividend is $0.07 per share payable on January 16, 2012 to the shareholders of record on December 30, 2011 for the period from October 1, 2011 to December 31, 2011.

The dividend will be paid in cash or, if the shareholder has enrolled in the shareholder dividend reinvestment plan (“the Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan, less a 5% discount for the fourth quarter of 2011.

For Canadian resident shareholders, dividends declared are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 21 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

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For further information:

Kelley Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 17:13e 14-NOV-11